KINGSWAY MAKES PRESENTATION TO AUTO INSURANCE REVIEW COMMITTEE IN ONTARIO

Toronto, Ontario (October 2, 2002)--Kingsway Financial Services Inc. (TSX:KFS, NYSE:KFS) today announced that its President and Chief Executive Officer, Bill Star, made a presentation to the Auto Insurance Review Committee in Ontario. The Auto Insurance Review Committee has been recently set up by the Minister of Finance to receive representations on their initiatives to reform the auto insurance system in Ontario.

“I was very pleased with the reception that I received from the review committee on our suggested changes to the Auto Insurance System in Ontario”, said Bill Star, President & Chief Executive Officer. “Insurance fraud is a major problem which is facing the insurance industry in Ontario. The prevalence of fraudulent and exaggerated claims is contributing a significant amount to the loss costs from the Ontario Automobile product, which in turn is now translating into significant premium rate increases for policyholders in Ontario.”

“The impact of our own initiatives in dealing with this particular problem are having the desired effect. We have suspended dealing with certain clinics and paralegals and have notified these parties and the Financial Services Commission of Ontario of our position. We anticipate that these initiatives will help reduce our claim costs, and together with our recently announced rate increases, should return our Ontario Automobile Product to underwriting profitability by 2003", continued Bill Star.

About Kingsway

Kingsway’s primary business is the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through nine wholly-owned subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Kingsway Financial, Kingsway General, York Fire, Jevco and Kingsway Reinsurance (Bermuda) are all rated “A” Excellent by A.M. Best. The Company’s senior debt is rated ‘BBB’ (investment grade) by Standard and Poor’s and Dominion Bond Rating Service. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:
Shaun Jackson
Executive Vice
President and Chief Financial Officer
Tel:(905) 629-7888
Fax: (905) 629-5008